UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2009

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
(Full title of the Plan)

FULTON FINANCIAL CORPORATION
One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS
December 31, 2009 and 2008

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation 401(k) Retirement Plan, (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP
Columbus, Ohio
June 25, 2010

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Cash	$331,380	$68,247
Investments at fair value (Note 4)	169,414,210	123,808,067
Participant Loans	12,655	20,902

Receivables
Accrued income	166,320	294,878
Employee contribution	-	21,505
Employer contribution	5,211,595	4,989,468
Security transaction receivable	-	2,913
Total receivables	5,377,915	5,308,764

Total assets	175,136,160	129,205,980

LIABILITIES
Security transaction payable	55,791	29,307
Administrative expenses payable	36,295	47,234
Total liabilities	92,086	76,541

Net assets available for benefits	$175,044,074	$129,129,439

See accompanying notes to financial statements.

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income
Net appreciation/(depreciation) in fair value of investments (Note 4)	$23,018,284	$(44,142,030)
Interest and dividends	2,317,357	2,942,870
	25,335,641	(41,199,160)

Contributions
Employer contributions	10,404,652	9,512,310
Participant contributions	8,191,872	6,955,671
Participant rollovers	201,374	219,957
	18,797,898	16,687,938

Total additions	44,133,539	(24,511,222)

Deductions from net assets attributed to:
Benefits paid to participants	9,040,802	10,663,714
Administrative expenses	170,415	225,324
	9,211,217	10,889,038

Net increase/(decrease) prior to transfers	34,922,322	(35,400,260)

Transfer from Resource Bank Plan (Note 8)	10,992,313	-
Transfer from Fulton Financial Corp. 401(k) Plan (Note 8)	-	25,460,525
Transfer from Somerset Valley Bank Plan (Note 8)	-	1,358,094

Net increase/(decrease)	45,914,635	(8,581,641)

Net assets available for benefits
Beginning of year	129,129,439	137,711,080

End of year	$175,044,074	$129,129,439

See accompanying notes to financial statements.

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  Effective January 1, 2008, the Plan name was changed from Fulton Financial Corporation Profit Sharing Plan.

General:  Effective January 1, 2008, the Plan’s eligibility was expanded to include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries, except for those employees who are participants in the Columbia Bank 401(k) Plan or the Resource Bank Stock and 401(k) Savings Plan.  Effective January 1, 2009, employees who were participants of the Resource Bank Stock and 401(k) Savings Plan became eligible to participate in the Plan.  Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan.  To receive an employer matching contribution, an employee must complete a year of service and attain age 21.  The Plan provides for retirement, death, and disability benefits.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions:
The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation.  To be eligible for an employer profit sharing contribution, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

Effective January 1, 2008, the employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred.  Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, an allocation of the Company contributions and Plan earnings/(losses).  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting:  Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon.  Vesting in the remainder of the accounts is based on years of service.  Participants become 100% vested after completion of five years of credited service.

Effective January 1, 2009, Resource Bank employer contributions made prior to January 1, 2009 shall vest at a two year cliff vesting schedule.

Payment of Benefits:  Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account.  Benefit payments are distributed as either a lump sum or in installment payments over a period.  The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

Forfeitures:  Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested.  Forfeitures are used to reduce the future contributions to the Plan.  As of December 31, 2009 and 2008, there were no forfeitures available.  Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2009 and 2008 were $116,156 and $436,430, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method:  The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties:  The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition: The Plan’s investments other then participant loans are reported at fair value.  Participant loans are reported at amortized cost.  The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The fair value of participation units held by the Plan in a collective trust is based on the net asset value, as reported by the managers of the collective trust and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The fair value of the collective trust is classified within level 2 of the fair value hierarchy.  The investment objective of the collective trust is to provide equity appreciation consistent with preservation of principal with reasonable income.  The collective trust holds a diversified portfolio of common stocks and a money market fund.  The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

(Continued)

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis, excluding participant loans, are summarized below:

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments (other than Plan’s interest in participant loans):

Collective Trust Fund
Retirement Common Stock Fund	$-	$12,992,796	$-
Mutual Funds
Equity Mutual Funds	77,489,269	-	-
Fixed Income Mutual Funds	48,834,277	-	-
Blended Mutual Funds	11,290,720
Common Stock
Fulton Financial Corporation
common stock	18,807,148	-	-

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)

Investments	$97,538,791	$26,269,276

Concentration of Credit Risk:  At December 31, 2009 and 2008, approximately 11% and 13%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

Payment of Benefits:  Benefits are recorded when paid.

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits (at fair value).

	December 31, 2009
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	2,156,783	$18,807,148
Fulton Financial Advisors Retirement Common Stock Fund	127,095	12,992,796
Fidelity Advisor Mid Cap Value Fund	810,416	13,598,785
Loomis Sayles Small Cap Value Fund	492,400	10,537,359
Vanguard 500 Index Fund	194,630	16,506,548
Goldman Sachs Financial Square Government Fund	22,199,673	22,199,674
MFS Value Fund	646,972	13,495,827
MFS Research International Fund	834,277	11,946,850
Federated Total Return Bond Fund	2,037,971	22,152,747

	December 31, 2008
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,750,348	$16,838,348
Fulton Financial Advisors Retirement Common Stock Fund	119,796	8,844,584
Fulton Financial Advisors Retirement Fixed Income Fund	846,097	17,424,692
Fidelity Advisor Mid Cap Value Fund	684,500	7,851,218
Loomis Sayles Small Cap Value Fund	492,989	8,218,130
Vanguard 500 Index Fund	171,761	11,789,666
Goldman Sachs Financial Square Government Fund	23,054,697	23,054,697
MFS Value Fund	548,224	9,654,232
MFS Research International Fund	624,176	6,909,624

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 - INVESTMENTS (Continued)

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $23,018,284 and $(44,142,030), respectively, as follows:

	2009	2008

Mutual Funds	$19,103,281	$(36,382,674)
Collective Trust Fund	5,679,629	(4,653,846)
Fulton Financial Corporation Common Stock	(1,764,626)	(3,105,510)

	$23,018,284	$(44,142,030)

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $1,076,372 at December 31, 2009 and $275,257 at December 31, 2008.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees for the administration of the Plan were paid by the Company.  Fees paid by the Plan to Conrad Siegel, the Plan recordkeeper, totaled $143,946 and $163,729 for 2009 and 2008, respectively.  Fees paid to Crowe Horwath LLP, the auditor for the Plan, totaled $24,600 and $61,595 for 2009 and 2008, respectively.  Fees paid to Newkirk Products totaled $1,869 and $0 for 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan had investments of $18,807,148 and $16,838,348, respectively, in Fulton Financial Corporation common stock.  The Plan also has investments of $12,992,796 and $26,269,276 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2009 and 2008, respectively.  Fulton Financial Advisors is a wholly-owned subsidiary of the Company.  Approximately $451,214 and $923,471 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2009 and 2008, respectively.

(Continued)

.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - PLAN MERGERS

Effective January 1, 2009, the Resource Bank Stock and 401(k) Plan was merged into the Fulton Corporation 401(k) Retirement Plan.  Effective May 13, 2008, the Fulton Financial Corporation 401(k) Savings Plan and Trust was merged into the Plan.  Effective November 28, 2008, the Somerset Valley Bank 401(k) Plan was merged into the Plan.

NOTE 9 - FORM 5500 RECONCILIATION

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for December 31, 2009 and 2008, respectively:

	2009	2008

Net assets available for benefits per the financial statements	$175,044,074	$129,129,439
Plus: Transfer of assets due to Plan mergers (Note 10)	17,417,433	10,992,313

Net assets available for benefits per the Form 5500	$192,461,507	$140,121,752

The following is a reconciliation of transfer of assets per the financial statements to the Form 5500 for the year ended December 31, 2009:

2009

Total transfers due to Plan merger per financial statements	$10,992,313
Less: Transfer due to Resource Bank Stock and 401(k) Plan merger	(10,992,313)
Plus: Transfer due to Columbia Bank 401(k) Plan merger (Note 10)	17,417,433

Transfer of assets to this Plan per Form 5500	$17,417,433

NOTE 10 - SUBSEQUENT EVENTS

Effective January 1, 2010, the Columbia Bank 401(k) Plan and Global Exchange Group, Inc. 401(k) Profit Sharing Plan were merged into the Fulton Financial Corporation 401(k) Retirement Plan.

.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Fund
* Fulton Financial	Retirement Common Stock Fund	✓	$12,992,796
Advisors

	Mutual Funds
American Century	American Century Small Company Fund	✓	20,657
MFS Investment	MFS Value Fund	✓	13,940,719
Management
Vanguard	Vanguard 500 Index Fund	✓	17,789,481
Vanguard	Vanguard Small Cap Value Index Fund	✓	1,848,035
Vanguard	Vanguard Mid Cap Index Fund	✓	1,520,241
Goldman Sachs & Co.	Goldman Sachs Financial Square	✓	23,771,936
	Government Fund
Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	✓	2,082,490
Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	✓	13,598,785
Fidelity Investments	Fidelity Advisor Small Cap Value Fund	✓	2,384,819
Loomis Sayles	Loomis Sayles Small Cap Value Fund	✓	10,537,359
MFS Investment	MFS Research International Fund	✓	12,822,688
Management

Goldman Sachs & Co.	Goldman Sachs Financial Square	✓	23,115
	Prime Institutional Fund
Federated
Investors, Inc.	Federated Total Return Bond Fund	✓	23,515,796
T Rowe Price	T Rowe Price New Income Fund	✓	4,481,856
T Rowe Price	T Rowe Price Growth Stock Fund	✓	7,457,001
T Rowe Price	T Rowe Price Retirement 2010 Fund	✓	3,491,040
T Rowe Price	T Rowe Price Retirement 2020 Fund	✓	5,559,302
T Rowe Price	T Rowe Price Retirement 2030 Fund	✓	3,479,756
T Rowe Price	T Rowe Price Retirement 2040 Fund	✓	2,378,817
T Rowe Price	T Rowe Price Retirement 2050 Fund	✓	176,744

* Party-in-interest
 ✓ All investments are participant directed, therefore, historical cost information is not required.
(Continued)
.

FULTON FINANCIAL CORPORATION
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of Plan Sponsor:		Fulton Financial Corporation
EIN:		23-2195389
Plan number:		001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Mutual Funds
	Goldman Sachs	Goldman Sachs Growth Opportunities Fund	✓	$1,380,018
	Vanguard	Vanguard Star Fund	✓	820,920

		Common Stock
*	Fulton Financial	Common Stock	✓	20,566,704
	Corporation

		Participant Loans
*	Plan Participant	Participant Loans interest rates
		ranging from 4.25% - 9.25%	✓	190,117

		Total investments		$186,831,192

* Party-in-interest
 ✓ All investments are participant directed, therefore, historical cost information is not required.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date: June 25, 2010	By: /s/Louis Yoka
Louis Yoka Senior Vice President, Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-76600, No. 333-76594, and No. 333-135839 on Forms S-8 of Fulton Financial Corporation of our report dated June 25, 2010, appearing in this Annual Report on Form 11-K of Fulton Financial Corporation 401(k) Retirement Plan  for the year ended December 31, 2009.

/s/Crowe Horwatch LLP
Crowe Horwath LLP
Columbus, Ohio
June 25, 2010